

New York Stock Exchange
11 Wall Street
New York, NY 10005

November 16, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Allergan Funding SCS, guaranteed by Warner Chilcott Limited, Allergan Capital S.à r.l. and Allergan Finance, LLC under the Exchange Act of 1934.

- €500,000,000 1.500% Notes due 2023

- €500,000,000 2.625% Notes due 2028

- €700,000,000 Floating Rate Notes due 2020

Sincerely,